Exhibit 12(a)

UNS Energy Corporation

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Twelve Months Ended	Twelve Months Ended
	September 30,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2012	2011	2010	2009	2008	2007
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$53,811	$72,788	$73,217	$65,020	$58,134	$70,227	$73,095
Other Interest (1)	1,683	2,290	2,535	1,651	3,468	1,837	5,480
Interest on Capital Lease Obligations	27,419	38,725	44,874	52,540	53,682	57,272	64,499
Estimated Interest Portion of Rental Expense	617	848	926	240	345	188	258

Total Fixed Charges	$83,530	$114,651	$121,552	$119,451	$115,629	$129,524	$143,332

Net Income	$83,414	$91,601	$109,975	$112,984	$105,901	$16,955	$60,712
Add:
Losses from Equity Investees	—	—	—	5,570	1,834	713	340
Income Tax Expense	51,430	55,466	66,951	76,921	63,232	18,747	40,274
Total Fixed Charges	83,530	114,651	121,552	119,451	115,629	129,524	143,332

Total Earnings before Taxes and Fixed Charges	$218,374	$261,718	$298,478	$314,926	$286,596	$165,939	$244,658

Ratio of Earnings to Fixed Charges	2.614	2.283	2.456	2.636	2.479	1.281	1.707

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.